GREEN RAIN ENERGY HOLDINGS INC.

July 23, 2025

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn: David Link; Dorrie Yale

Re:	Green Rain Energy Holdings, Inc.
Amendment No. 9 to Offering Statement on Form 1-A
Filed July 3, 2025
Amendment No. 10 to Offering Statement on Form 1-A
Filed July 10, 2025
File No. 024-12568

To Whom It May Concern:

Green Rain Energy Holdings, Inc. (the “Company” or “we”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated July 18, 2025 regarding the Company’s Amendments No. 8 to its Offering Statement on Form 1-A filed on July 3, 2025 (the “Offering Statement”). For the Staff’s convenience, we have repeated below the Staff’s comments and have followed each comment with the Company’s response.

Additionally, please note that on July 23, 2025, the Company filed Amendment No. 10 to the Offering Statement to further address the comments of the Staff.

Amendments No. 9 to Offering Statement on Form 1-A

Description of Indebtedness, page 54

1.	We note your revised disclosures in response to comment 1, and note that some of the loans you have indicated are not in default have maturity dates that are in the past, as your disclosures on pages 54 and 55 show that such debt have maturity dates beginning on April 1, 2025. Please update your disclosure to clarify the aggregate amounts of promissory notes that are in default and not in default as of June 30, 2025.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures on pages 54 and 55 of the Offering Statement to clarify the status of its outstanding convertible promissory notes as of June 30, 2025. Specifically, the Company has distinguished between:

•	Convertible notes in default: Notes with original maturity dates prior to June 30, 2025, that had not been repaid or formally extended by that date are classified as in default. As of June 30, 2025, the aggregate outstanding balance of such notes, including accrued interest, was $29,327,001.78.

•	Convertible notes not in default: Notes with maturity dates after June 30, 2025, or that had been extended pursuant to mutual agreement with the noteholders, are classified as not in default. As of June 30, 2025, the aggregate outstanding balance of such notes, including accrued interest, was $4,104,841.00.

The total outstanding balance of all convertible promissory notes as of June 30, 2025, was therefore $33,431,842.78.

The convertible note table and footnotes have been updated accordingly to reflect this classification.

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Balance Sheet for the Period Ended December 31, 2024 and December 31, 2023, Unaudited,

2.	We note your response to prior comment 3. Please address the following:

•	Revise the December 31, 2023 common stock share count caption to give effect to the 500-for-1 reverse stock split.

•	We note your common stock caption here and added disclosure on page F-7 that no changes to the $0.001 par value per common share and total additional paid-in capital reported on the balance sheet occurred from the reverse stock split. However, total common stock balances reported on the balance sheet as of December 31, 2024 and 2023 suggest a $0.50 par value per common share on a post-split basis. Please advise or revise.

Response: The Company acknowledges the Staff’s comment and has revised the common stock share count caption to reflect the 500-for-1 reverse stock split. In addition, we have revised our total common stock balances reported on the balance sheet as of December 31, 2024 in addition to the note disclosures.

Statement of Stockholders' Equity, Unaudited, page F-5

3.	Revise to replace this version of the statement of stockholders’ equity with the postsplit version included on page F-5 of Amendment No. 8 to your offering statement filed June 16, 2025. Further to our previous comment, please also ensure that all activity and balance amounts disclosed in the common share dollar amount column align with the actual post-split par value per common share and number of shares issued.

Response: The Company acknowledges the Staff’s comment and has revised the stockholders equity statement and also aligned the balance amounts disclosed in the common share dollar amount column to with the post split common share value and shares issued.

Earnings (Net Loss) Per Share Calculations, page F-6

4.	Revise to replace this version of earnings (net loss) per share calculations with the post-split version included on page F-6 of Amendment No. 8 to your offering statement filed June 16, 2025.

Response: The Company acknowledges the Staff’s comment we have amended the earnings (net loss) per share calculations to align with the post split version included on age F-6 of the Amendment No. 8 filed June 16, 2025 as requested.

Notes to Unaudited Financial Statements

Note 4. Stockholders' Equity, page F-10

5.	We note your disclosure of 14,646,806 common shares outstanding as of July 2, 2025. Please reconcile this count with the 12,246,570 number of post-split shares outstanding as of December 31, 2024, plus the 1,200,000 additional shares (600 million on a pre-split basis) issued thus far in 2025 as disclosed in Note 7. Subsequent Events

Response: The Company acknowledges the Staff’s comment we have reconciled the common shares outstanding as of July 2, 2025 to the number of post-split shares outstanding as of December 31, 2024.

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Exhibits

6.	We note your response to comment 4 and your revised exhibits. We note that your offering statement indicates that “[t]here is a $10,000 minimum purchase for each investor….” Please revise your subscription agreement to include your minimum purchase amount of $10,000 in the agreement or revise your offering statement as appropriate. Additionally, please revise your legality opinion to opine upon the 800,000,000 shares of common stock being offered by the company in your Form 1-A.

Response: The Company acknowledges the Staff’s comment on Exhibits 4.1 and the Legal opinion and amended the minimum subscription amount in the Subscription Agreement to align with the Offering Statement. In addition, we have amended the legal opinion to reflect the correct amount of common shares issues as per the Offering Statement post the 500-for-1 reverse stock split.

Green Rain Energy Holdings Inc. (the “Company”) respectfully requests that the above-referenced Offering Statement on Form 1-A be declared qualified by the Securities and Exchange Commission, effective at 10:00 AM Eastern Time on Monday, July 30, 2025, or as soon thereafter as is practicable.

Please be advised that the State of Colorado is prepared to qualify or register the offering, more particularly we are in receipt of the written communication from the Department of Regulatory Agencies Division of Securities of the State of Colorado, that the offering is “Effective or Cleared for Sale” in the State of Colorado. The effective date is March 25, 2025 and the File# is 2025-23-754.

We thank the Staff for its review of the foregoing and the Offering Statement. If you have further comments, please feel free to contact our counsel at pcampitiello@lucbro.com or by telephone at (732) 395-4517.

Very truly yours,

GREEN RAIN ENERGY HOLDINGS, INC/

By:	/s/ Alfredo Papadakis
Name:	Alfredo Papadakis
Title:	Chief Executive Officer

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